UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
PDG Environmental, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

1386 Beulah Road, Building 801

Address of Principal Executive Office (Street and Number)
Pittsburgh, PA 15235

City, State and Zip Code
PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PDG Environmental, Inc. (the “Company”) was unable to complete its annual report on Form 10-K for the year ended January 31, 2009, prior to the prescribed filing date without unreasonable effort or expense because the Company’s management needs additional time to ensure that the Company’s disclosures to be contained in the Form 10-K are complete and accurate. The Company is currently finalizing agreements with its lender and its preferred shareholder, both agreements impact the issuance of the Form 10-K. The Company currently expects to file the Form 10-K on or before the fifteenth calendar day following the Form 10-K’s prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John C. Regan	412	243-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended January 31, 2009, will include significant changes from the results of operations reported for the prior fiscal year ended January 31, 2008.
The Company expects contract revenues for the fiscal year ending January 31, 2009, to be $83.7 million, a decrease of 13.6% from the prior year. The reduction in contract revenues was primarily due to lower volumes as many customers have delayed discretionary spending due to the global recession and troubled capital and credit markets. In addition, the decreased revenues include claim adjustments of $1.6 million which will result in lower gross margin and lower income from operations as compared to the prior year.
As a result of the aforementioned items, earnings from operations and net income are expected to be substantially below the prior year levels. Any expected results noted for the fiscal year ended January 31, 2009, are not final and are subject to revision prior to filing of the Company’s Annual Report on Form 10-K for fiscal year end 2009.

PDG Environmental, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2009	By:	/s/ John C. Regan

John C. Regan, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall by filed with the form.